                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          -------------------------

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                          -------------------------

                       NORWOOD PROMOTIONAL PRODUCTS, INC.
                              (Name of the Issuer)


                       NORWOOD PROMOTIONAL PRODUCTS, INC.
                                    FPK, LLC
                               FRANK P. KRASOVEC
                      (Names of Persons Filing Statement)

                          -------------------------

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  669729-10-5
                     -------------------------------------
                     (CUSIP Number of Class of Securities)


  Richard J. McMahon, Esquire                       William R. Volk, Esquire
Blank Rome Comisky & McCauley LLP                     Hughes & Luce, L.L.P.
       One Logan Square                         111 Congress Avenue, Suite 900
    Philadelphia, PA 19103                             Austin, TX 78701
        (215) 569-5500                                  (512) 482-6800


      (Name, Address and Telephone Number of Persons Authorized to Receive
       Notices and Communications on Behalf of Persons filing Statement)

This statement is filed in connection with (check the appropriate box):

         a.      [x]      The filing of solicitation materials or an
                          information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities
                          Exchange Act of 1934.

         b.      [ ]      The filing of a registration statement under the
                          Securities Act of 1933.

         c.      [ ]      A tender offer.

         d.      [ ]      None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [x]

                           CALCULATION OF FILING FEE

================================================================================
         TRANSACTION VALUATION*                         AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
            $84,855,634                                       $16,971
================================================================================

--------------------

* For purposes of calculating fee only. The "Transaction Valuation" amount is based upon the purchase of 4,099,306 shares of common stock, no par value ("Common Stock"), of Norwood Promotional Products, Inc. at $20.70, the cash price per share of Common Stock to be paid in the Merger (the "Merger Consideration"). The payment of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals one-fiftieth of one percent of the value of the Common Stock for which the Merger Consideration will be paid.


[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing:

    Amount Previously Paid:
    Form or Registration No.:
    Filing Party:
    Date Filed:

                                  INTRODUCTION

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by Norwood Promotional Products, Inc., a Texas corporation (the "Company"), FPK, LLC, a Delaware limited liability company ("LLC") and Frank P. Krasovec, the Chairman, President and Chief Executive Officer of the Company and the sole member and manager of LLC ("Krasovec"), in connection with the proposed merger (the "Merger") of Newco, a Texas corporation to be formed as a wholly-owned subsidiary of LLC ("Newco"), with and into the Company pursuant to an Agreement and Plan of Merger, dated March 15, 1998, as amended (the "Merger Agreement"), by and between the Company and LLC.

         The Merger Agreement provides for the Merger of Newco with and into the Company, with the Company being the surviving corporation (the "Surviving Corporation"). Upon the effectiveness of the Merger (the "Effective Time"), each share of common stock, no par value per share, of the Company (the "Common Stock"), issued and outstanding immediately prior to the Effective Time (other than shares held by the Company or any of its subsidiaries as treasury stock, shares held by the members of the Buyout Group (as defined in the Proxy Statement as defined below) and shares held by dissenting shareholders who have validly exercised and perfected their dissenters' rights under Texas law) will be converted into the right to receive $20.70 in cash, without interest, subject to applicable back-up withholding of taxes (the "Merger Consideration"). Each share of common stock of Newco issued and outstanding immediately prior to the Effective Time will automatically be cancelled.

         This Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a preliminary proxy statement filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Proxy Statement"). A copy of the Proxy Statement is attached hereto as Exhibit (d)(1). The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in this Schedule 13E-3. The information contained in the Proxy Statement, including all the exhibits thereto, is expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement and the exhibits thereto. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

     ITEM NUMBER AND CAPTION
         IN SCHEDULE 13E-3                LOCATION IN THE PROXY STATEMENT
----------------------------------   -----------------------------------------
1.   ISSUER AND CLASS OF SECURITY
     SUBJECT TO THE TRANSACTION

     (a)                             "The Parties"
     (b)                             "Summary" and "Market Information"
     (c)                             "Market Information"
     (d)                             "Market Information"
     (e)                             "Market Information"
     (f)                             "Purchases of Common Stock By and Other
                                     Transactions With Certain Persons"

2.   IDENTITY AND BACKGROUND         "The Parties"

     ITEM NUMBER AND CAPTION
         IN SCHEDULE 13E-3                LOCATION IN THE PROXY STATEMENT
----------------------------------   -----------------------------------------
3.   PAST CONTACTS, TRANSACTIONS
     OR NEGOTIATIONS

     (a) (1)                         Not Applicable
     (a) (2)                         "Special Factors -- Background of the Merger"
                                     "Special Factors -- Purpose of and Reasons
                                     for the Merger; Certain Effects of the
                                     Merger" and "The Merger Agreement"
     (b)                             "Special Factors -- Background of the Merger"

4.   TERMS OF THE TRANSACTION

     (a)                             "Summary;" "Special Factors -- Purpose of and
                                     Reasons for the Merger; Certain Effects of the
                                     Merger" and "The Merger Agreement"
     (b)                             "Summary;" "Special Factors -- Purpose of and
                                     Reasons for the Merger; Certain Effects of the
                                     Merger;" and "The Merger Agreement"

5.   PLANS OR PROPOSALS OF THE
     ISSUER OR AFFILIATE
     (a)-(g)                         "Special Factors -- Purpose of and Reasons for the
                                     Merger; Certain Effects of the Merger;" and
                                     "Special Factors -- Future Plans of the Company"
6.   SOURCE AND AMOUNTS OF FUNDS
     OR OTHER  CONSIDERATION

     (a)-(c)                         "Summary;" "Special Factors -- Estimated Fees and
                                     Expenses; Sources of Funds" and "Special Factors --
                                     Expenses"
     (d)                             Not Applicable

7.   PURPOSE(S), ALTERNATIVES,
     REASONS AND EFFECTS
     (a)-(c)                         "Special Factors -- Background of the Merger" and
                                     "Special Factors -- Purpose of and Reasons for the
                                     Merger; Certain Effects of the Merger"

     ITEM NUMBER AND CAPTION
         IN SCHEDULE 13E-3                LOCATION IN THE PROXY STATEMENT
----------------------------------   -----------------------------------------
     (d)                             "Special Factors -- Purpose of and Reasons for the
                                     Merger; Certain Effects of the Merger;" "Special
                                     Factors -- Interest of Certain Persons in the
                                     Merger;" "Special Factors -- Future Plans of the
                                     Company;" "The Merger Agreement -- Certain U.S.
                                     Federal Income Tax Consequences of the Merger;"
                                     "The Merger Agreement -- Accounting Treatment of
                                     the Merger" and Appendix A (the Merger Agreement)

8.   FAIRNESS OF THE TRANSACTION
     (a)-(e)                         "The Meeting -- Required Vote;" "Special Factors --
                                     Background of the Merger;" "Special Factors --
                                     Purpose of and Reasons for the Merger; Certain
                                     Effects of the Merger;" "Special Factors --
                                     Determination of Fairness of the Merger by the
                                     Special Committee and the Board of Directors;"
                                     "Special Factors -- Opinion of the Special
                                     Committee's Financial Advisor;"  "Special Factors
                                     -- Position of Krasovec as to Fairness;" "Special
                                     Factors --Materials Prepared by Krasovec's
                                     Advisor;" and "Special Factors -- Interest of
                                     Certain Persons in the Merger"
     (f)                             Not Applicable

9.   REPORTS, OPINIONS, APPRAISALS
     AND CERTAIN NEGOTIATIONS

     (a)-(c)                         "Special Factors -- Background of the Merger;"
                                     "Special Factors -- Determination of Fairness of
                                     the Merger by the Special Independent Committee and
                                     the Board of Directors;" "Special Factors --
                                     Opinion of the Special Committee's Financial
                                     Advisor;"  "Special Factors -- Position of Krasovec
                                     as to Fairness;" "Special Factors -- Material
                                     Prepared by Krasovec's Advisor;" "Special Factors
                                     -- Estimated Fees and Expenses; Sources of Funds"
                                     and Appendix B (J.C. Bradford Opinion)

10.  INTEREST IN SECURITIES OF THE
     ISSUER

     (a)                             "Security Ownership of Certain Beneficial Owners
                                     and Management"
     (b)                             "Purchases of Common Stock by and Other
                                     Transactions with Certain Persons"

     ITEM NUMBER AND CAPTION
         IN SCHEDULE 13E-3                LOCATION IN THE PROXY STATEMENT
----------------------------------   -----------------------------------------
11.  CONTRACTS, ARRANGEMENTS OR      "Summary;" "The Meeting -- Voting Rights;" "The
     UNDERSTANDINGS WITH RESPECT     Meeting -- Required Vote; "Special Factors --
     TO THE ISSUER'S SECURITIES      Background of the Merger;" "The Merger Agreement --
                                     Conversion of Securities in the Merger; Treatment
                                     of Derivatives;" "The Merger Agreement -- Payment
                                     for and Surrender of Company Common Shares" and
                                     "Security Ownership of Certain Beneficial Owners
                                     and Management"

12.  PRESENT INTENTION AND
     RECOMMENDATION OF CERTAIN
     PERSONS WITH REGARD TO THE
     TRANSACTION
     (a)-(b)                         "Summary;" "The Meeting -- Required Vote;"
                                     "Special Factors -- Determination of Fairness of
                                     the Merger by the Special Independent Committee and
                                     the Board of Directors" and "Special Factors --
                                     Position of Krasovec as to Fairness"

13.  OTHER PROVISIONS OF THE
     TRANSACTION
     (a)                             "Summary" and "Special Factors -- Rights of
                                     Dissenting Shareholders"
     (b)                             Not Applicable
     (c)                             Not Applicable

14.  FINANCIAL INFORMATION
     (a)                             "Selected Financial Data"
     (b)                             Not Applicable

15.  PERSONS AND ASSETS EMPLOYED,
     RETAINED OR UTILIZED
     (a)                             "Special Factors -- Future Plans of the Company;"
                                     and "Special Factors -- Estimated Fees and
                                     Expenses; Sources of Funds"
     (b)                             Not Applicable

ITEM 1.          ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

         (a) The information set forth in "The Parties" in the Proxy Statement is hereby incorporated herein by reference.

         (b) The information set forth in "Summary" and "Market Information" in the Proxy Statement is hereby incorporated herein by reference.

         (c) The information set forth in "Market Information" in the Proxy Statement is hereby incorporated herein by reference.

         (d) The information set forth in "Market Information" in the Proxy Statement is hereby incorporated herein by reference.

         (e) The information set forth in "Market Information" in the Proxy Statement is hereby incorporated herein by reference.

         (f) The information set forth in "Purchases of Common Stock By and Other Transactions With Certain Persons" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 2.          IDENTITY AND BACKGROUND.

         (a)-(d) and (g) This Statement is being filed by the Company, LLC and Krasovec. The Company is the issuer of the Common Stock which is the subject of the Rule 13e-3 transaction. The information set forth in "The Parties" in the Proxy Statement is hereby incorporated herein by reference.

         The following is certain information regarding Krasovec, an affiliate of the Company: Frank P. Krasovec, a United States citizen, is the Chairman, President and Chief Executive Officer of the Company and beneficially owns 660,917 shares of Common Stock of the Company. Krasovec is also the sole member and manager of LLC. His business address is c/o the Company, 106 E. Sixth Street, Suite 300, Austin, Texas 78701.

         (e)-(f) During the last five years, neither the Company, LLC nor Krasovec nor, to the best of their knowledge, any of the other officers or directors of the Company or LLC has been convicted in a criminal proceeding or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.          PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         (a)(1)  Not Applicable.

         (a)(2) The information set forth in "Special Factors -- Background of the Merger;" "Special Factors -- Purpose of and Reasons for the Merger; Certain Effects of the Merger" and "The Merger Agreement" in the Proxy Statement is hereby incorporated herein by reference.

         (b) The information set forth in "Special Factors -- Background of the Merger" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 4.          TERMS OF THE TRANSACTION.

         (a) The information set forth in "Summary;" "Special Factors -- Purpose of and Reasons for the Merger; Certain Effects of the Merger" and "The Merger Agreement" in the Proxy Statement is hereby incorporated herein by reference.

         (b) The information set forth in "Summary;" "Special Factors -- Purpose of and Reasons for the Merger; Certain Effects of the Merger" and "The Merger Agreement" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 5.          PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a)-(g) The information set forth in "Special Factors -- Purpose of and Reasons for the Merger; Certain Effects of the Merger" and "Special Factors -- Future Plans of the Company" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 6.          SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         (a)-(c) The information set forth in "Summary;" "Special Factors -- Estimated Fees and Expenses; Sources of Funds" and "Special Factors -- Expenses" in the Proxy Statement is hereby incorporated herein by reference.

         (d)     Not Applicable.

ITEM 7.          PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a)-(c) The information set forth in "Special Factors -- Background of the Merger" and "Special Factors -- Purpose of and Reasons for the Merger; Certain Effects of the Merger" in the Proxy Statement is hereby incorporated herein by reference.

         (d) The information set forth in "Special Factors -- Purpose of and Reasons for the Merger; Certain Effects of the Merger;" "Special Factors -- Interest of Certain Persons in the Merger;" "Special Factors -- Future Plans of the Company;" "The Merger Agreement -- Certain U.S. Federal Income Tax Consequences of the Merger;" "The Merger Agreement -- Accounting Treatment of the Merger" and Appendix A (the Merger Agreement) in the Proxy Statement is hereby incorporated herein by reference.

ITEM 8.          FAIRNESS OF THE TRANSACTION.

         (a)-(e) The information set forth in "The Meeting -- Required Vote;" "Special Factors -- Background of the Merger;" "Special Factors -- Purpose of and Reasons for the Merger; Certain Effects of the Merger;" "Special Factors -- Determination of Fairness of the Merger by the Special Committee and the Board of Directors;" "Special Factors -- Opinion of the Special Committee's Financial Advisor;" "Special Factors -- Position of Krasovec as to Fairness;" "Special Factors -- Material Prepared by Krasovec's

Advisor" and "Special Factors -- Interest of Certain Persons in the Merger" in the Proxy Statement is hereby incorporated herein by reference.

         (f)     Not Applicable.

ITEM 9.          REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         (a)-(b) The information set forth in "Special Factors -- Background of the Merger;" "Special Factors -- Determination of Fairness of the Merger by the Special Committee and the Board of Directors;" "Special Factors -- Opinion of the Special Committee's Financial Advisor;" "Special Factors -- Position of Krasovec as to Fairness;" "Special Factors -- Material Prepared by Krasovec's Advisor;" "Special Factors -- Estimated Fees and Expenses; Sources of Funds" and Appendix B (J.C. Bradford Opinion) in the Proxy Statement is hereby incorporated herein by reference.

         (c) The Opinion of J.C. Bradford, financial advisor to the Special Committee, is included in the information to be circulated to Shareholders and shall also be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested Shareholder of the Company or his or its representative who has been designated in writing. At the written request of such Shareholder, a copy of such opinion will be sent, at the Shareholder's expense, to such Shareholder or his or its representative. The information set forth in Exhibit (b)(2) to this Statement will be made available for inspection and copying at the principal executive offices of the Company by any interested Shareholder of the Company or his or its representative who has been designated in writing. At the written request of such a Shareholder, a copy of that Exhibit will be sent, at the Shareholder's expense, to such Shareholder or his or its representatives.

ITEM 10.         INTEREST IN SECURITIES OF THE ISSUER.

         (a) The information set forth in "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is hereby incorporated herein by reference.

         (b) The information set forth in "Purchases of Common Stock by and Other Transactions with Certain Persons" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The information set forth in "Summary;" The Meeting -- Voting Rights;" "The Meeting -- Required Vote;" "Special Factors -- Background of the Merger;" "The Merger Agreement -- Conversion of Securities in the Merger; Treatment of Derivatives;" "The Merger Agreement -- Payment for and Surrender of Company Common Shares" and "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

         (a)-(b) The information set forth in "Summary;" The Meeting -- Required Vote;" "Special Factors -- Determination of Fairness of the Merger by the Special Committee and the Board of Directors" and

"Special Factors -- Position of Krasovec to Fairness" in the Proxy Statement is hereby incorporated herein by reference.

ITEM 13.         OTHER PROVISIONS OF THE TRANSACTION.

         (a) The information set forth in "Summary" and "Special Factors -- Rights of Dissenting Shareholders" in the Proxy Statement is hereby incorporated by reference.

         (b)     Not Applicable.

         (c)     Not Applicable.

ITEM 14.         FINANCIAL INFORMATION.

         (a) The information set forth in "Selected Financial Data" in the Proxy Statement is hereby incorporated herein by reference.

         (b)     Not applicable.

ITEM 15.         PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

         (a) The information set forth in "Special Factors -- Future Plans of the Company" and "Estimated Fees and Expenses; Sources of Funds" in the Proxy Statement is hereby incorporated herein by reference.

         (b)     Not applicable.

ITEM 16.         ADDITIONAL INFORMATION.

         The information set forth in the Proxy Statement and the Appendices thereto is incorporated herein by reference in its entirety.

ITEM 17.          MATERIAL TO BE FILED AS EXHIBITS.

     99.(a)(1)(A) Commitment Letter dated March 15, 1998 by and between
                  FPK, LLC, Merrill Lynch  Capital Corporation,
                  NationsBank, N.A. and NationsBanc Montgomery
                  Securities, LLC.

     99.(a)(2)(A) Term Sheet regarding Bank Facilities.

     99.(a)(3)(A) Highly Confident Letter dated March 15, 1998 by and between FPK, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

     99.(a)(4)(A) Commitment Letter dated March 14, 1998 by and between
                  FPK, LLC and Ares Leveraged Investment Fund, L.P.

     99.(a)(5)(A) Term Sheet regarding Preferred Stock.

     99.(b)(1)(B) Opinion of J.C. Bradford, financial advisor to the
                  Special Independent Committee of the Board of
                  Directors of the Company.

     99.(b)(2)    Written materials prepared by J.C. Bradford for the
                  Special Independent Committee of the Board of
                  Directors.

     99.(c)(1)(B) Agreement and Plan of Merger, dated as of March 15,
                  1998, by and between the Company and FPK, LLC.

     99.(d)(1)    Preliminary Proxy Statement.

     99.(d)(2)(B) Notice of Special Meeting of Shareholders of the
                  Company.

     99.(d)(3)(B) Letter to Shareholders from James P. Gunning, Jr.,
                  Secretary of the Company.

     99.(d)(4)(B) Proxy Card.

     99.(e)(B)    Text of Articles 5.12 and 5.13 of the Texas Business
                  Corporation Act.





--------------------

     (A)         Incorporated by reference from Schedule 13D filed March 25,
                 1998.

     (B) Incorporated by reference from the Proxy Statement, a copy of which is attached hereto as Exhibit (d)(1).

                                   SIGNATURE

         After due inquiry and to the best of the undersigned's knowledge, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                     NORWOOD PROMOTIONAL PRODUCTS, INC.


                                     By:  /s/ FRANK P. KRASOVEC
                                          -------------------------------------
                                          Frank P. Krasovec
                                          Chairman, President and Chief
                                          Executive Officer


                                     FPK, LLC


                                     By:  /s/ FRANK P. KRASOVEC
                                          -------------------------------------
                                          Frank P. Krasovec
                                          President


                                     /s/ FRANK P. KRASOVEC
                                     ------------------------------------------
                                     FRANK P. KRASOVEC



Dated: April 29, 1998

                               INDEX TO EXHIBITS




    EXHIBIT
    NUMBER             DESCRIPTION
    -------            -----------
    99.(a)(1)(A)  Commitment Letter dated March 15, 1998 by and between
                  FPK, LLC, Merrill Lynch  Capital Corporation,
                  NationsBank, N.A. and NationsBanc Montgomery
                  Securities, LLC.

    99.(a)(2)(A)  Term Sheet regarding Bank Facilities.

    99.(a)(3)(A)  Highly Confident Letter dated March 15, 1998 by and between FPK, LLC and Merrill Lynch, Pierce, Fenner &
                  Smith Incorporated.

    99.(a)(4)(A)  Commitment Letter dated March 14, 1998 by and between
                  FPK, LLC and Ares Leveraged Investment Fund, L.P.

    99.(a)(5)(A)  Term Sheet regarding Preferred Stock.

    99.(b)(1)(B)  Opinion of J.C. Bradford, financial advisor to the
                  Special Independent Committee of the Board of
                  Directors of the Company.

    99.(b)(2)     Written materials prepared by J.C. Bradford for the
                  Special Independent Committee of the Board of
                  Directors.

    99.(c)(1)(B)  Agreement and Plan of Merger, dated as of March 15,
                  1998, by and between the Company and FPK, LLC.

    99.(d)(1)     Preliminary Proxy Statement.

    99.(d)(2)(B)  Notice of Special Meeting of Shareholders of the
                  Company.

    99.(d)(3)(B)  Letter to Shareholders from James P. Gunning, Jr.,
                  Secretary of the Company.

    99.(d)(4)(B)  Proxy Card.

    99.(e)(B)     Text of Articles 5.12 and 5.13 of the Texas Business
                  Corporation Act.



--------------------

     (A)         Incorporated by reference from Schedule 13D filed March 25,
                 1998.

     (B) Incorporated by reference from the Proxy Statement, a copy of which is attached hereto as Exhibit (d)(1).